Exhibit (a)(5)(cxix)

March 5, 2004

Dear Oracle Employee,

On February 26, the Antitrust Division of the US Department of Justice (DOJ) filed suit to block Oracle’s proposed acquisition of PeopleSoft.

We believe that the DOJ’s case is unfounded, and our Board has authorized us to challenge the DOJ’s efforts to obtain an injunction.

We expect a trial of the case will take place this summer.

As you all know, the market for enterprise software applications is highly competitive, dynamic and rapidly changing. For instance, Microsoft has announced more definitive plans for Project Green, its next generation business applications, and announced its intention to spend $10 billion over the next five years to make it successful.

In its complaint, the DOJ does not even acknowledge Microsoft’s presence in the market. There are also numerous other vendors of HR and financial management software who regularly compete with Oracle, PeopleSoft and SAP. Moreover, outsourcing continues to gain in prominence. So there is much evidence that undercuts the DOJ’s contention that this merger will harm competition.

The customer concerns cited by the DOJ are directed for the most part, we believe, to issues unrelated to competitive harm. We have attempted to address these concerns by offering support and development commitments to PeopleSoft customers beyond those offered by PeopleSoft itself (see oracle.com/peoplesoft for more information). The DOJ’s misunderstanding of the industry’s competitive dynamics has been compounded by PeopleSoft’s own lobbying efforts in which it has misled customers about Oracle’s true intentions. Oracle has been quite vocal about its intentions to support the PeopleSoft product line for at least the next 10 years, much longer than standard for the industry, and that we would not force any customer to migrate.

As a consequence of the DOJ’s recent action, Oracle extended the expiration date for the tender offer to June 25, 2004, and will not offer an alternate slate of director nominees for the upcoming PeopleSoft Annual Meeting of Stockholders on March 25, 2004.

We continue to be committed to this transaction as we are convinced that a stronger combined applications business of Oracle and PeopleSoft will be good for competition, good for investors and good for customers.

Irrespective of the outcome of this litigation, we remain committed to the growth and vitality of our applications business.

Throughout this acquisition process, everyone has executed admirably and focused on our business. I would like to thank each of you for your continued contributions to the company.

Sincerely,

Jeffrey O. Henley

Chairman & Chief Financial Officer

Important Notice

The solicitation and the offer to buy PeopleSoft’s common stock is only made pursuant to the Offer to Purchase and related materials that Oracle Corporation and Pepper Acquisition Corp. filed on June 9, 2003, as amended and restated on February 12, 2004 and as subsequently amended. Stockholders should read the Amended and Restated Offer to Purchase and related materials carefully because they contain important information, including the terms and conditions of the offer. Stockholders can obtain the Amended and Restated Offer to Purchase and related materials free at the SEC’s website at www.sec.gov, from Credit Suisse First Boston LLC, the Dealer Manager for the offer, from MacKenzie Partners, the Information Agent for the offer, or from Oracle Corporation.